February 7, 2019

Norman Kotler
General Counsel and Corporate Secretary
BioLineRx Ltd.
2 HaMa'ayan Street
Modi'in 7177871, Israel

       Re: BioLineRx Ltd.
           Registration Statement on Form F-3
           Filed December 26, 2018
           File No. 333-229021

Dear Mr. Kotler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance